     As Filed with the Securities and Exchange Commission on April 19, 1995
                                                      Registration No. 33-_____
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           --------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933

                           --------------------------

                            LDDS COMMUNICATIONS, INC.
             (Exact name of registrant as specified in its charter)

                GEORGIA                                58-1521612
    (State or other jurisdiction of                (I.R.S. Employer
    incorporation or organization)                Identification No.)

                              515 East Amite Street
                         Jackson, Mississippi 39201-2702
                                 (601) 360-8600
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)

                            P. BRUCE BORGHARDT, Esq.
                            LDDS Communications, Inc.
                      10777 Sunset Office Drive, Suite 330
                            St. Louis, Missouri 63127
                                 (314) 984-0702
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                           --------------------------

                        Copies of all correspondence to:

         R. RANDALL WANG, Esq.                    ANDREW L. SMITH, Esq.
              Bryan Cave                          Brown, Hudgens, P.C.
        One Metropolitan Square                 1495 University Boulevard
    211 North Broadway, Suite 3600                Mobile, Alabama 36609
    St. Louis, Missouri 63102-2750                    (205) 344-7744
           (314) 259-2000

Approximate date of commencement of proposed sale to public: From time to time after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                                       CALCULATION OF REGISTRATION FEE
============================================================================================================
                                                Proposed maximum  Proposed maximum
  Title of each class of        Amount to be     offering price      aggregate               Amount of
securities to be registered      registered       per unit <F1>   offering price <F1>     registration fee
- ----------------------------  ----------------  ----------------  -------------------  ---------------------
Common Stock, $.01 par value
  per share                   1,086,812 shares        $24.75          $26,898,597               $9,276
============================================================================================================


<F1>     Estimated solely for purposes of determining the registration fee pursuant to Rule 457(c), based upon the average of the high and low sales prices for the Common Stock as reported in The Nasdaq
         Stock Market (National Market) on April 11, 1995.


                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

===============================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED APRIL 19, 1995

PRELIMINARY PROSPECTUS

                                1,086,812 Shares
                            LDDS COMMUNICATIONS, INC.
                                  Common Stock

                           --------------------------

    This Prospectus relates to 1,086,812 shares (the "Shares") of common stock, par value $.01 per share (the "Common Stock"), of LDDS Communications, Inc., a Georgia corporation (the "Company"). The Shares are held by, or may be issued to, Corman Foundation, Inc., an Alabama corporation and a former shareholder (the "Selling Shareholder") of Touch 1, Inc., an Alabama corporation ("Touch 1"). See "Selling Shareholder."

    The Company will not receive any proceeds from the sale of Shares by the Selling Shareholder. All expenses incurred in connection with this offering are being borne by the Company, other than any commissions or discounts paid or allowed by the Selling Shareholder to underwriters, dealers, brokers or agents.

    The Selling Shareholder has not advised the Company of any specific plans for the distribution of the Shares, but it is anticipated that the Shares may be sold from time to time in transactions (which may include block transactions) on The Nasdaq Stock Market at the market prices then prevailing. Sales of the Shares may also be made through negotiated transactions or otherwise. The Selling Shareholder and the brokers and dealers through which the sales of the Shares may be made may be deemed to be "underwriters" within the meaning set forth in the Securities Act of 1933, as amended, and their commissions and discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

    The Common Stock is traded on The Nasdaq Stock Market under the symbol "LDDS." The last reported sale price of the Common Stock as reported on The Nasdaq Stock Market on April 18, 1995, was $25.375 per share.

    For a discussion of certain factors relating to an investment in the Common Stock, see "Investment Considerations."

                           --------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           --------------------------

                The date of this Prospectus is April ____, 1995.

                              AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

    The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement or the exhibits thereto. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information contained or incorporated by reference in the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document filed or incorporated by reference as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. For further information, reference is hereby made to the Registration Statement and exhibits thereto, copies of which may be inspected at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 or obtained from the Commission at the same address at prescribed rates.


                           INCORPORATION BY REFERENCE

         The following documents filed with the Commission by the Company (formerly Resurgens Communications Group, Inc. ("Resurgens")) under File No. 0-11258 (formerly File No. 1-10415) pursuant to the Exchange Act are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 (the "1994 Form 10-K"); (2) audited financial statements as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994 of the network services operations of Williams Telecommunications Group, Inc. ("WilTel"), including WilTel, Inc., WilTel Undersea Cable, Inc. and WilTel International Inc., which are wholly owned subsidiaries of WilTel (collectively "WilTel Network Services"), included in the Company's Current Report on Form 8-K dated August 22, 1994 (filed September 8, 1994) (as amended by Current Reports on Form 8-K/A filed
November 17, 1994, November 28, 1994 and April 19, 1995); and (3) the description of the Company's (formerly Resurgens') Common Stock as contained in
Item 1 of Resurgens' Registration Statement on Form 8-A dated December 12, 1989, as updated by the descriptions contained in Amendment No. 2 of Resurgens' Registration Statement on Form S-4 (File No. 33-62746), as declared effective by the Commission on August 11, 1993, which includes the Joint Proxy Statement/Prospectus (the "1993 Joint Proxy Statement/Prospectus") with respect to Resurgens' Annual Meeting of Shareholders held on September 14, 1993, under the following captions: "Proposals No. 1 and 2 -- The Proposed Mergers -- Description of the Series 1 Preferred Stock," "-- Description of the Series 2 Preferred Stock," "-- Special Redemption Provisions," "Information Regarding Resurgens -- Description of Resurgens Capital Stock," and "-- Amendments to Resurgens' Restated Articles of Incorporation -- LDDS Merger Agreement."

    All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof shall hereby be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. See "Available Information." Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated herein by reference, which statement is also incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Copies of these documents (excluding exhibits unless such exhibits are specifically incorporated by reference into the information incorporated herein) will be provided by first class mail without charge to each person to whom this Prospectus is delivered, upon written or oral request by such person to LDDS Communications, Inc., 515 East Amite Street, Jackson, Mississippi 39201-2702, Attention: Scott D. Sullivan, Treasurer and Chief Financial Officer (telephone: (601) 360-8600).

    No person has been authorized in connection with this offering to give any information or to make any representation not contained or incorporated by reference in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Shareholder or any other person. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities other than those to which it relates, nor does it constitute an offer to sell or a solicitation of an offer to purchase by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create any implication that the information contained herein is correct as of any time subsequent to the date hereof.


                            INVESTMENT CONSIDERATIONS

    The following factors should be carefully considered in evaluating the Company and its business before purchasing any of the Shares offered hereby. Capitalized terms used and not defined herein have the same meanings ascribed to them in the 1994 Form 10-K.


    RISKS OF INCREASED FINANCIAL LEVERAGE; DEBT SERVICE, INTEREST RATE FLUCTUATIONS, POSSIBLE REDUCTION IN LIQUIDITY, DIVIDEND RESTRICTIONS, AND OTHER RESTRICTIVE COVENANTS

    As a result of the acquisition of WilTel on January 5, 1995 (the "WilTel Acquisition"), as referred to below under "Recent Developments," the Company has, as a result of the financing thereof, a significantly higher degree of leverage than previously existed. At December 31, 1994, the Company reported $788.0 million of long-term debt (including capital leases and excluding current maturities) and a debt to equity ratio of 0.43. Based on the Company's pro forma balance sheet at December 31, 1994, as a result of the acquisition of WilTel and the financing of the WilTel Acquisition, the Company would have long-term debt (including capital leases and excluding current maturities) of $3.4 billion and a debt to equity ratio of 1.9.

    Borrowings under the Company's new bank credit facilities bear interest at rates that fluctuate with prevailing short-term interest rates. Increases in interest rates on these obligations would have an adverse effect upon the Company's reported net income and cash flow. In addition, these credit facilities restrict the payment of cash dividends and otherwise limit the Company's financial flexibility. The Company believes that the combined operations of the Company, IDB Communications Group, Inc. ("IDB") and WilTel will generate sufficient cash flow to service the Company's debt under the bank credit facilities; however, economic downturns, increased interest rates and other adverse developments, including factors beyond the Company's control, could impair its ability to service its indebtedness. In addition, the cash flow required to service the Company's debt will reduce its liquidity, which in turn may reduce its ability to fund internal growth, additional acquisitions and capital improvements. One facility (the "Term Principal Debt") of the new bank credit facilities, which totals $1.25 billion, matures in a single installment on December 31, 1996. The other facility (the "Revolving Facility Commitment"), which totals $2.16 billion, will be reduced at the end of each fiscal quarter, commencing on September 30, 1996, in varying amounts, and must be paid in full on December 31, 2000.

    The Company anticipates it will need to refinance a portion of the Term Principal Debt thereby requiring the Company to seek financing alternatives such as public or private debt or equity offerings, or refinancing with the existing or new lenders. The Company is committed to a priority plan of accelerating operating cash flow to reduce debt. The Company anticipates that the remaining debt balances will be refinanced with a combination of commercial bank debt and public market debt. Successful execution of this priority plan would provide continued compliance with required operating ratio covenants and would eliminate any type of equity financing other than equity issued in connection with acquisitions. No assurance can be given that the Company will achieve its priority plan or any refinancing will be available on terms acceptable to the Company. See "Pro Forma Combining Financial Statements" contained in the Company's Current Report on Form 8-K dated August 22, 1994 (as amended by Current Report on Form 8-K/A filed April 19, 1995).


    ACQUISITION INTEGRATION

    A major portion of the Company's growth in recent years has resulted from acquisitions, which involve certain operational and financial risks. Operational risks include the possibility that an acquisition does not ultimately provide the benefits originally perceived by management of the acquiror, while the acquiror continues to incur operating expenses to provide the services formerly provided by the acquired company. Financial risks involve the incurrence of indebtedness by the acquiror in order to effect the acquisition and the consequent need to service that indebtedness. In addition, the issuance of stock in connection with acquisitions dilutes the voting power and may dilute certain other interests of existing shareholders. In carrying out its acquisition strategy, the Company attempts to minimize the risk of unexpected liabilities and contingencies associated with acquired businesses through planning, investigation and negotiation, but such unexpected liabilities may nevertheless accompany acquisitions. There can be no assurance that the Company will be successful in identifying attractive acquisition candidates or completing additional acquisitions on favorable terms.

    In addition, although the Company believes that it will be able to integrate successfully the business and operations of IDB and WilTel, there can be no assurance that the Company will be able to accomplish such integration with the Company's operations, or that the efficiencies and growth opportunities anticipated as a result from the combination of the Company, IDB and WilTel will materialize, or that the Company will be able to integrate any other acquired businesses into its operations and obtain the desired networking and operating efficiencies. There can also be no assurance that the anticipated growth opportunities resulting from the consolidated organization will materialize.


    CONTINGENT LIABILITIES

    The Company is subject to a number of legal and regulatory proceedings. While the Company believes that the probable outcome of any of these matters, or all of them combined, will not have a material adverse effect on the Company's consolidated results of operations or financial position, no assurance can be given that a contrary result will not be obtained. See Item 3
- - "Legal Proceedings" contained in the 1994 Form 10-K which is hereby incorporated herein by reference.

    In addition to a number of other pending legal proceedings, on May 23, 1994, Deloitte & Touche LLP ("Deloitte") resigned as IDB's independent auditors. Deloitte has stated it resigned as a result of events surrounding the release and reporting of IDB's financial results for the first quarter of 1994. In submitting its resignation, Deloitte informed IDB management and the Audit Committee of the IDB Board of Directors that there had been a serious breakdown in IDB's process of identifying, analyzing and recording IDB's business transactions which prohibited Deloitte from the satisfactory completion of a quarterly review, and that Deloitte was no longer willing to rely on IDB management's representations regarding IDB's interim financial statements. IDB announced Deloitte's resignation on May 31, 1994. On June 24, 1994, upon the recommendation of the independent members of IDB's Audit Committee, IDB retained Arthur Andersen LLP as its new independent auditors.
On August 1, 1994, IDB announced that it would restate its reported financial results for the quarter ended March 31, 1994 to eliminate approximately $6.0 million of pre-tax income, approximately $5.0 million of which related to a sale of transponder capacity and approximately $1.0 million of which related to purchase accounting adjustments and on August 22, 1994, IDB filed Amendment No. 1 on Form 10-Q/A restating its 1994 first quarter results in order to eliminate previously recorded items. Certain of these items were among those as to which Deloitte had expressed disagreement. On November 21, 1994, IDB filed Form 10-Q/A amendments to its reported first and second quarter financial results making the previously announced changes and reflecting the effect of IDB's method of accounting for international long distance traffic, thereby reducing its first quarter net income from $0.12 per share, as originally reported, to $0.05 per share and, when combined with adjustments for income tax effects, increasing its second quarter net loss from $0.20 per share, as originally reported, to $0.27 per share.

    A number of class action complaints (on behalf of persons who purchased certain IDB securities) and stockholder derivative actions (on behalf of IDB) were filed against IDB and its former directors and certain former officers of IDB and other parties. The U.S. District Court for the Central District of California ordered the class action complaints and one of the derivative actions consolidated and styled In re IDB Communications Group, Inc. Securities Litigation. An amended complaint was filed with the District Court on

November 18, 1994 consolidating all of the class and derivative actions. IDB, certain of its former directors and officers and other parties are named as defendants in the consolidated complaint. The class action claims allege violations of federal and state securities laws and state corporate laws for disseminating allegedly false and misleading statements concerning IDB's earnings and accounting practices. The derivative claims allege that IDB's former officers and directors breached their fiduciary duties to IDB by trading on inside information, accepting bonuses based on false and inflated IDB financial results and exposing IDB to liability under the securities laws, and include claims for gross negligence and violation of state corporate laws. Plaintiffs sought damages, restitution to IDB, injunctive relief, punitive damages, and costs and attorneys' fees.

    IDB, LDDS and representatives of the plaintiffs in the foregoing litigation entered into a Stipulation of Settlement (the "Stipulation"). The Stipulation provides that all claims for the period April 27, 1992 through August 1, 1994, inclusive, that were or could have been asserted by the plaintiffs against IDB or any of the other defendants in the consolidated action, or in any court with respect to the fairness or adequacy of the consideration paid to IDB stockholders in the IDB Merger and the accuracy of related disclosures made by the IDB defendants or LDDS, or on behalf of or by IDB against former IDB directors and officers will, subject to the fulfillment of certain conditions and the approval of the court, be settled and released and the litigation dismissed in its entirety with prejudice in exchange for payments totalling $75.0 million. The settlement and releases do not affect any claims of persons who purchased IDB securities outside the period April 27, 1992 through August 1, 1994, inclusive, or who timely and validly opt out.

    Following a February 27, 1995 hearing to determine whether the settlement should be finally approved by the District Court, on March 16, 1995, the court entered a judgment approving the settlement, except as to fee applications submitted by class and derivative counsel. The settlement is not contingent on the amount of class and derivative counsel fees and expenses ultimately approved by the court. On April 5, 1995, the settlement payments agreed to in the Stipulation were made. Plaintiffs' counsel has indicated that they will dismiss two related state court actions, as contemplated by the Stipulation, after the time for appeal from the court's approval of the settlement expires. The deadline for appeal from the March 16, 1995 court judgment approving the settlement expires April 17, 1995.

    IDB is a party to indemnification agreements with certain of the defendants in the actions described above, including IDB's former officers and directors, certain selling shareholders and certain underwriters. IDB's former officers and directors are not covered by any applicable liability insurance. LDDS has agreed to provide indemnification to IDB's officers and directors under certain circumstances pursuant to the agreement relating to the IDB Merger.

    On June 9, 1994, the Commission issued a formal order of investigation concerning certain matters, including IDB's financial position, books and records and internal controls and trading in IDB securities on the basis of non-public information. The Commission has issued subpoenas to IDB and others, including certain former officers of IDB, in connection with its investigation. The NASD and other self-regulatory bodies have also made inquiries of IDB concerning similar matters.

    In October and November 1994, the U.S. Attorney's Office for the Central District of California issued grand jury subpoenas to IDB seeking documents relating to IDB's first quarter results, the Deloitte resignation, trading in

IDB securities and other matters, including information concerning certain entities in which certain former officers of IDB are personal investors and transactions between such entities and IDB. IDB has been informed that a criminal investigation has commenced. In early 1995, the U.S. Attorney's Office for the Central District of California issued a grand jury subpoena to the Company arising out of the same investigation seeking certain documents relating to IDB.

    The outcome of any of the foregoing litigation or investigations, or of other pending legal proceedings, has not been determined. See Item 3 - "Legal Proceedings" contained in the Company's 1994 Form 10-K for more information regarding the foregoing litigation and investigations, as well as other pending legal proceedings.


    RISKS OF INTERNATIONAL BUSINESS

    As a result of the IDB Merger, the Company derives substantial revenues by providing international communication services primarily to customers headquartered in the United States. Such operations are subject to certain risks such as changes in foreign government regulations and telecommunication standards, licensing requirements, tariffs or taxes and other trade barriers and political and economic instability. In addition, such revenues and cost of sales are sensitive to changes in international settlement rates.
International rates may decrease in the future due to aggressiveness on the part of existing carriers, aggressiveness on the part of new entrants into niche markets, the widespread resale of international private lines, the consummation of joint ventures among large international carriers that facilitate targeted pricing and cost reductions, and the rapid growth of international circuit capacity due to the deployment of new transatlantic and transpacific fiber optic cables. The traffic volumes and cost reductions related to the IDB Merger may not offset any resulting rate decreases.


    DEPENDENCE ON AVAILABILITY OF TRANSMISSION FACILITIES

    The future profitability of the Company will be dependent in part on its ability to utilize transmission facilities leased from others on a cost-effective basis. Due to the possibility of unforeseen changes in industry conditions, the continued availability of leased transmission facilities at historical rates cannot be assured. See Item 1 - "Business -- Transmission Facilities" contained in the 1994 Form 10-K which is hereby incorporated herein by reference.


    REGULATION RISKS

    The Company is subject to extensive regulation at the federal and state levels, as well as in various foreign countries in connection with certain overseas business activities. The regulatory environment varies substantially by jurisdiction.

    The regulation of the telecommunications industry is changing rapidly, and the regulatory environment varies substantially from state to state. There can be no assurance that future regulatory changes will not have a material adverse impact on the Company. Recent developments include, without limitation, consideration by Congress of legislation that would modify the 1982 AT&T divestiture decree's (the "AT&T Divestiture Decree") restrictions on the provision of long distance services between local access and transport areas ("LATAs"), as defined in the AT&T Divestiture Decree, by the Bell Operating Companies ("BOCs"); consideration by the Justice Department and courts of related BOC requests for waiver of the AT&T Divestiture Decree to permit them to provide significant interLATA services (such as service outside their respective regions, to mobile customers, and in other circumstances) or for the elimination of the AT&T Divestiture Decree altogether; action by the Federal Communications Commission (the "FCC") or state public utility or service agencies ("PUCs") changing access rates charged by local exchange carriers ("LECs") and making other related changes to access and interconnection policies, certain of which could have adverse consequences for the Company; related FCC and state regulatory proceedings considering additional deregulation of LEC access pricing; a pending FCC rulemaking on "billed party preference" that could affect the Company's provision of operator services; and various legislative and regulatory proceedings that would result in new local exchange competition.

    Transmissions from earth stations to all satellites, transmissions from microwave and other transmitters, reception from international satellites, and transmission of international traffic by any means, including satellite and undersea cable, must be pursuant to license or other authorizations issued by the FCC. The Company has operating authority or has made other suitable arrangements to transmit and/or receive signals from all locations where it currently offers satellite transmission and/or reception service. Although the Company has never had a license application denied by the FCC, there can be no assurance that the Company will receive all authorizations or licenses necessary for new communications services or that delays in the licensing process will not adversely affect the Company's business. Most of the Company's services are deemed common carriage and as such must be provided at just and reasonable rates and free of all unlawful discrimination. The Company monitors compliance with federal, state and local regulations governing the discharge and disposal of hazardous and environmentally sensitive materials, including the emission of electromagnetic radiation. Although the Company believes that it is in compliance with such regulations, there can be no assurance that any such discharge, disposal or emission might not expose the Company to claims or actions that could have a material adverse effect on financial results. See Item 1 - "Business -- Regulation" contained in the 1994 Form 10-K which is hereby incorporated herein by reference.


    COMPETITION RISKS

    The Company faces intense competition in providing long distance telecommunications services. Domestically, the Company competes for interLATA services with other national and regional IXCs, including AT&T, MCI and Sprint; with respect to interLATA long distance services, with AT&T, MCI, Sprint, the LECs and other IXCs, where permissible; and with respect to operator service, with AT&T and other operator service providers. Internationally, the Company competes for services with other IXCs, including AT&T, MCI and Sprint. Certain of these companies have substantially greater market share and financial resources than the Company, and some of them are the source of communications capacity used by the Company to provide its own respective services. The Company expects to encounter increasing competition from major domestic and international communications companies, including AT&T, MCI and Sprint. In addition, in the future, the Company may be subject to additional competition due to the development of new technologies. For example, even though fiber-optic networks, such as that of WilTel, for long distance transmission are now widely used, it is possible that the desirability of such networks could be adversely affected by changing technology. The telecommunications industry is in a period of rapid technological evolution, marked by the introduction of new product and service offerings. The Company cannot predict which of many possible future product and service offerings will be important to maintain its competitive position or what expenditures will be required to develop and provide such products and services. See Item 1 - "Business -- Competition" contained in the 1994 Form 10-K which is hereby incorporated herein by reference.


    MANAGEMENT CONTROL

    As of April 6, 1995, the current directors and executive officers of the Company and their affiliates beneficially owned approximately 30% of the outstanding shares of Common Stock, including shares which may be acquired upon exercise of options and warrants and conversion of Preferred Stock. Metromedia Company alone was the beneficial owner of approximately 16% of such shares, including approximately 21.9 million shares of Common Stock issuable upon conversion of Series 1 Preferred Stock. This level of stock ownership by management could result in its ability to substantially influence the outcome of voting on proposals submitted to a vote of shareholders, such as the election of directors, amendments to the Amended and Restated Articles of Incorporation of the Company, and potential acquisitions of the Company by other companies.


    ANTI-TAKEOVER PROVISIONS

    The Amended and Restated Articles of Incorporation of the Company contain provisions (a) requiring a 70% vote for approval of certain business combinations with certain 10% shareholders unless approved by a majority of the continuing Board of Directors or unless certain minimum price, procedural and other requirements are met; (b) restricting aggregate beneficial ownership of the capital stock of the Company by foreign shareholders to 20% of the total outstanding capital stock, and subjecting excess shares to redemption; and (c) requiring a two-thirds vote of the holders of the Series 2 Preferred Stock to approve certain extraordinary transactions or, alternatively, redemption of such stock at a specified premium. In addition, the Bylaws of the Company (a) contain requirements regarding advance notice of nomination of directors by shareholders, and (b) restrict the calling of special meetings by shareholders to those owning shares representing not less than 40% of the votes to be cast. These provisions may have an "anti-takeover" effect. See "Information Regarding Resurgens -- Amendments to Resurgens' Restated Articles of Incorporation -- LDDS Merger Agreement," "Proposals No. 1 and 2 - The Proposed Mergers -- Description of the Series 2 Preferred Stock" and "-- Special Redemption Provisions" contained in the 1993 Joint Proxy Statement/Prospectus, which are hereby incorporated herein by reference.


                               RECENT DEVELOPMENTS

    On December 30, 1994, the Company acquired IDB pursuant to the merger (previously defined as the "IDB Merger") of a wholly owned subsidiary with and into IDB. Upon effectiveness of the IDB Merger, each outstanding share of IDB common stock, $.01 par value per share (the "IDB Common Stock"), was converted into the right to receive 0.476879 of a share of common stock, $.01 par value per share, of the Company (the "LDDS Common Stock") resulting in the issuance of a total of approximately 35,881,000 shares of LDDS Common Stock. In addition, the Company assumed, on a subordinated basis, jointly and severally with IDB, the obligations of IDB to pay the principal of and interest on $195.5 million 5% convertible subordinated notes due 2003, issued by IDB. The IDB Merger was accounted for as a "pooling of interests" for financial reporting purposes and accordingly, the Company's financial statements for the periods prior to the IDB Merger have been restated to include the results of IDB for all periods presented.

    On January 5, 1995, the Company completed the acquisition of WilTel for approximately $2.5 billion in cash (previously defined as the "WilTel Acquisition"). The WilTel Acquisition was effected pursuant to a Stock Purchase Agreement dated as of August 22, 1994, as amended, by and among the Company, The Williams Companies, Inc. ("Williams") and WTG Holdings, Inc. The WilTel Acquisition is being accounted for as a purchase for financial reporting purposes. WilTel, through its subsidiaries, is a full service telecommunications company providing data and voice transmission services worldwide. WilTel operates approximately 11,000 miles of fiber optic cable and digital microwave facilities and has access to approximately 40,000 miles of additional digital transmission network facilities through network sharing and lease agreements with other carriers. Operations of WilTel also include domestic and international private line and switched long distance services.

    Certain historical financial information concerning IDB is included in the Company's Current Report on Form 8-K dated December 15, 1994 (filed
December 19, 1994). Certain historical financial information concerning the WilTel Network Services operations of WilTel, and certain pro forma financial information regarding the Company (with and without WilTel), are included in the Company's Current Report on Form 8-K dated August 22, 1994 (as amended by the Company's Current Report on Form 8-K/A filed April 19, 1995). See "Available Information" and "Incorporation by Reference."


                                   THE COMPANY

    The Company is one of the four largest long distance telecommunications companies in the United States, based on 1993 revenues. The Company provides long distance telecommunications services through its network of fiber optic cables, digital microwave and fixed and transportable satellite earth stations to business and residential customers, with service to points throughout the nation and is a full service provider of international telecommunications services as well as specialized broadcasting services. The products and services provided by the Company include: switched and dedicated long distance products, 800 services, calling cards, operator services, private lines, frame relays, debit cards, conference calling, advanced billing systems, facsimile and data connections, television and radio transmission and mobile satellite communications.

    The Company was organized in 1983. Its operations have grown as a result of management's emphasis on a four-point growth strategy, which includes internal growth, the selective acquisition of smaller long distance companies with limited geographic service areas and market shares, the consolidation of certain third-tier long distance carriers with larger market shares, and international expansion. On September 15, 1993, a three-way merger occurred whereby (i) Metromedia Communications Corporation ("MCC") merged with and into Resurgens, and (ii) LDDS Communications, Inc., a Tennessee corporation ("LDDS-TN"), merged with and into Resurgens (the "Prior Mergers").

    At the time of the Prior Mergers, the name of Resurgens, the legal survivor, was changed to LDDS Communications, Inc. and the separate corporate existences of LDDS-TN and MCC terminated. For accounting purposes, however, LDDS-TN was the survivor because the former shareholders of LDDS-TN acquired majority ownership of the Company.

    The Company's principal executive offices are located at 515 East Amite Street, Jackson, Mississippi 39201-2702 and its telephone number is (601) 360-8600.


                               SELLING SHAREHOLDER

    In connection with the acquisition by the Company of Touch 1 on January 31, 1995 (the "Acquisition"), 639,833 Shares (the "Existing Shares") were issued to the Selling Shareholder. In addition, up to an aggregate of 446,979 Shares (the "Additional Shares") are issuable to the Selling Shareholder on each of the first three anniversaries of the closing date of the Acquisition, subject to a revenue-based formula described in a certain Management and Consulting Agreement between a subsidiary of the Company and Touch 1 Communications, Inc., an Alabama corporation. In no event will more than one-third of the Additional Shares be issued to the Selling Shareholder on any one anniversary of the closing date of the Acquisition.

    Neither the Selling Shareholder nor any of its directors or officers is an affiliate of the Company, and the Selling Shareholder presently owns beneficially less than one percent of the outstanding Common Stock.

    As of the close of business on April 18, 1995, the Selling Shareholder beneficially owned 639,833 Shares, which were the only shares of Common Stock held by the Selling Shareholder. The Selling Shareholder has sole voting and investment power with respect to the Existing Shares. In addition, the Selling Shareholder may be issued 446,979 Additional Shares, as described above. All such shares may be offered from time to time hereunder.


                              PLAN OF DISTRIBUTION

    The Shares offered hereby may be sold by the Selling Shareholder or by pledgees, donees, transferees or other successors in interest (collectively with the Selling Shareholder, the "Sellers") acting as principals for their own accounts. The Company will not receive any of the proceeds of this offering.

    The Sellers, directly or through brokers, dealers, underwriters, agents or market makers, may sell some or all of the Shares. Any broker, dealer, underwriter, agent or market maker participating in a transaction involving the Shares may receive a commission from the Sellers. Usual and customary commissions may be paid by the Sellers. The broker, dealer, underwriter or market maker may agree to sell a specified number of the Shares at a stipulated price per Share and, to the extent that such person is unable to do so acting as an agent for the Sellers, to purchase as principal any of the Shares remaining unsold at a price per Share required to fulfill the person's commitment to the Sellers.

    A broker, dealer, underwriter or market maker who acquires the Shares from the Sellers as a principal for its own account may thereafter resell such Shares from time to time in transactions (which may involve block or cross transactions and which may also involve sales to or through another broker, dealer, underwriter, agent or market maker, including transactions of the nature described above) on The Nasdaq Stock Market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at negotiated prices. In connection with such resales, the broker, dealer, underwriter, agent or market maker may pay commissions to or receive commissions from the purchasers of the Shares. The Sellers also may sell some or all of the Shares directly to purchasers without the assistance of a broker, dealer, underwriter, agent or market maker and without the payment of any commissions.

    The Company is bearing all of the costs relating to the registration of the Shares (other than fees and expenses of counsel for the Selling Shareholder). Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the Shares will be borne by the Sellers.

    Pursuant to the registration rights granted to the Selling Shareholder in connection with the Acquisition, the Company has agreed to indemnify the Selling Shareholder and any person who controls a Selling Shareholder against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this Prospectus, and the Registration Statement of which this Prospectus is a part, including liabilities under the Securities Act. Any commissions paid or any discounts or concessions allowed to any broker, dealer, underwriter, agent or market maker and, if any such broker, dealer, underwriter, agent or market maker purchases any of the Shares as principal, any profits received on the resale of such Shares, may be deemed to be underwriting commissions or discounts under the Securities Act.


                                  LEGAL MATTERS

    The legality of the shares of Common Stock offered hereby has been passed upon for the Company by Bryan Cave, St. Louis, Missouri.


                                     EXPERTS

    The consolidated financial statements and schedule of the Company as of December 31, 1994 and 1993, and for each of the years in the three-year period ended December 31, 1994, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994, and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing in giving said reports.

    The combined financial statements of WilTel Network Services as of December 31, 1994 and 1993 and for each of the three years in the period ended December 31, 1994, incorporated by reference in this Prospectus and Registration Statement, have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their reports thereon, also incorporated by reference in the Registration Statement. Such combined financial statements are incorporated by reference herein in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    The consolidated balance sheet of IDB Communications Group, Inc. and its subsidiaries as of December 31, 1993 and the consolidated statements of operations, cash flows and stockholders' equity for the years ended

December 31, 1993 and 1992 and the related financial statement schedule for the years then ended (such financial statements and the financial statement schedule have not been separately included herein or incorporated by reference in this prospectus) have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which has been incorporated herein by reference from the LDDS Communications, Inc. Annual Report on Form 10-K, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the expenses (other than underwriting discounts and commissions), which other than the SEC registration fee are estimates, payable by the Company in connection with the sale and distribution of the shares registered hereby <F1>:


    SEC registration fee.........................................  $ 9,276
    Accounting fees and expenses.................................    6,000
    Legal fees and expenses......................................    3,000
    Miscellaneous expenses.......................................  $   724
                                                                   -------
         Total...................................................  $19,000
                                                                   =======

- ---------------

<F1>     The Selling Shareholder will pay any sales commissions or underwriting discount and fees and expenses of its counsel incurred in connection with its sale of shares registered hereunder.



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 14-2-202(b)(4) of the Georgia Business Corporation Code (the "Georgia Code") provides that a corporation's articles of incorporation may include a provision that eliminates or limits the personal liability of directors for monetary damages to the corporation or its shareholders for breach of their duty of care and other duties as directors; provided, however, that the Section does not permit a corporation to eliminate or limit the liability of a director for appropriating, in violation of his duties, any business opportunity of the corporation, engaging in intentional misconduct or a knowing violation of law, obtaining an improper personal benefit, or voting for or assenting to an unlawful distribution (whether as a dividend, stock repurchase or redemption, or otherwise) as provided in Section 14-2-832 of the Georgia Code. Section 14-2-202(b)(4) also does not eliminate or limit the rights of the Company or any shareholder to seek an injunction or other nonmonetary relief in the event of a breach of a director's duty to the corporation and its shareholders. Additionally, Section 14-2-202(b)(4) applies only to claims against a director arising out of his role as a director, and does not relieve a director from liability arising from his role as an officer or in any other capacity.

    The provisions of Article Nine of the Company's Amended and Restated Articles of Incorporation are similar in all substantive respects to those contained in Section 14-2-202(b)(4) of the Georgia Code as outlined above. Article Nine further provides that the liability of directors of the Company shall be limited to the fullest extent permitted by amendments to Georgia law.

    Sections 14-2-850 to 14-2-859, inclusive, of the Georgia Code govern the indemnification of directors, officers, employees, and agents.
Section 14-2-851 of the Georgia Code permits indemnification of a director of the Company for liability incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including, subject to certain limitations, civil actions brought as derivative actions by or in the right of the Company) in which he is made a party by reason of being a director of the Company and for directors who, at the request of the Company, act as directors, officers, partners, trustees, employees or agents of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Section permits indemnification if the director acted in a manner he believed in good faith to be in or not opposed to the best interest of the Company and, in addition, in criminal proceedings, if he had no reasonable cause to believe his conduct was unlawful. If the required standard of conduct is met, indemnification may include judgments, settlements, penalties, fines or reasonable expenses (including attorneys' fees) incurred with respect to a proceeding. However, if the director is adjudged liable to the Company in a derivative action or on the basis that personal benefit was improperly received by him, the director is not entitled to indemnification by the corporation; provided that the director may be entitled to indemnification for reasonable expenses as determined by a court in accordance with the provisions of Section 14-2-854, or unless the Company's Amended and Restated Articles of Incorporation or Bylaws, or a contract or resolutions approved by the Company's shareholders pursuant to Section 14-2-856, authorizes indemnification.

    Section 14-2-852 of the Georgia Code provides that unless limited by the articles of incorporation, directors who are successful with respect to any claim brought against them, which claim is brought because they are or were directors of the Company, are entitled to mandatory indemnification against reasonable expenses incurred in connection therewith. Conversely, if the charges made in any action are sustained, the determination of whether the required standard of conduct has been met will be made, in accordance with the provisions of Section 14-2-855 of the Georgia Code, as follows: (i) by the majority vote of a quorum of the members of the board of directors not a party to such action at that time, (ii) if a quorum cannot be obtained, by a committee thereof duly designated by the board of directors, consisting of two or more directors not a party to such action at that time, (iii) by duly selected special legal counsel, or (iv) by the shareholders, but, in such event, the shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted.

    Section 14-2-857 of the Georgia Code provides that an officer of the Company (but not an employee or agent generally) who is not a director has the mandatory right of indemnification granted to directors under Section 14-2-852, as described above. In addition, the Company may, as provided by the Company's Amended and Restated Articles of Incorporation, Bylaws, general or specific actions by its board of directors, or by contract, indemnify and advance expenses to an officer, employee or agent who is not a director to the extent that such indemnification is consistent with public policy.

    The indemnification provisions of Article X of the Company's Bylaws and Article Eleven of the Company's Amended and Restated Articles of Incorporation are consistent with the foregoing provisions of the Georgia Code. However, the Company's Amended and Restated Articles of Incorporation prohibit indemnification of a director who did not believe in good faith that his actions were in, or not contrary to, the Company's best interests. The

Company's Bylaws extend the indemnification available to officers under the Georgia Code to employees and agents.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to such provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is therefore unenforceable.

    The Company has agreed to indemnify the Selling Shareholder and any person who controls the Selling Shareholder against certain liabilities and expenses arising out of or based upon the information set forth or incorporated by reference in this Prospectus, and the Registration Statement of which this Prospectus is a part, including liabilities under the Securities Act of 1933, as amended.


ITEM 16.  EXHIBITS

    See Exhibit Index.


ITEM 17.  UNDERTAKINGS

    (a)  The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jackson, State of Mississippi, on April 18, 1995.

                                      LDDS COMMUNICATIONS, INC.

                                      By: /s/ Scott D. Sullivan
                                          -------------------------------------
                                          Scott D. Sullivan, Treasurer and
                                          Chief Financial Officer


                                POWER OF ATTORNEY

    Each person whose signature appears below hereby constitutes and appoints Bernard J. Ebbers, Scott D. Sullivan and P. Bruce Borghardt, and each of them (with full power to each of them to act alone), his or her true and lawful attorneys in fact and agents for him or her and on his or her behalf and in his or her name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits and any and all other documents filed with respect thereto, with the Securities and Exchange Commission (or any other governmental or regulatory authority), granting unto said attorneys, and each of them, full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that said attorneys in fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Name                            Title                    Date
- ------------------------------  ------------------------------  ---------------

/s/ Carl J. Aycock              Director                        April 18, 1995
- ------------------------------
Carl J. Aycock

/s/ Max E. Bobbitt              Director                        April 18, 1995
- ------------------------------
Max E. Bobbitt

/s/ Danny M. Dunnaway           Director                        April 18, 1995
- ------------------------------
Danny M. Dunnaway

/s/ Bernard J. Ebbers           Director, President and         April 18, 1995
- ------------------------------  Chief Executive Officer
Bernard J. Ebbers               (Principal Executive Officer)

             Name                            Title                    Date
- ------------------------------  ------------------------------  ---------------

/s/ Francesco Galesi            Director                        April 18, 1995
- ------------------------------
Francesco Galesi

/s/ Stiles A. Kellett, Jr.      Director                        April 18, 1995
- ------------------------------
Stiles A. Kellett, Jr.

/s/ Silvia Kessel               Director                        April 18, 1995
- ------------------------------
Silvia Kessel

/s/ John W. Kluge               Director                        April 18, 1995
- ------------------------------
John W. Kluge

/s/ Gregory A. LeVert           Director                        April 18, 1995
- ------------------------------
Gregory A. LeVert

/s/ John A. Porter              Director                        April 18, 1995
- ------------------------------
John A. Porter

/s/ Stuart Subotnick            Director                        April 18, 1995
- ------------------------------
Stuart Subotnick

/s/ Scott D. Sullivan           Treasurer and Chief Financial   April 18, 1995
- ------------------------------  Officer (Principal Financial
Scott D. Sullivan               Officer and Principal
                                Accounting Officer)

/s/ Roy A. Wilkens              Director                        April 18, 1995
- ------------------------------
Roy A. Wilkens

                            LDDS COMMUNICATIONS, INC.
                                  EXHIBIT INDEX

Exhibit
Number                                  Description
- -------  ----------------------------------------------------------------------

4.1 Amended and Restated Articles of Incorporation of the Company (including preferred stock designations) as of September 15, 1993 (incorporated herein by reference to Exhibit 3(i) to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 33-67340), as amended by Articles of Amendment dated May 26, 1994 (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed by the Company (File No. 0-11258, formerly 1-10415) for the quarter ended June 30, 1994)

4.2 Bylaws of the Company, as of September 15, 1993 (incorporated herein by reference to Exhibit 3(ii) to Amendment No. 1 to the Company's Registration Statement on Form S-3 (File No. 33-67340))

5.1      Opinion of Bryan Cave

23.1     Consent of Arthur Andersen LLP

23.2     Consent of Deloitte & Touche LLP

23.3     Consent of Ernst & Young LLP

23.4     Consent of Bryan Cave (included in Exhibit 5.1)

24.1     Power of Attorney (included in Signature Page)